SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE: (650) 251-5002

August 30, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Associated Materials, LLC and AMH New Finance, Inc.
Registration Statement on Form S-4
File No. 333-190108

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Associated Materials, LLC (the “Company”) and AMH New Finance, Inc. (“New Finance” and, together with the Company, the “Registrants”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 filed on July 24, 2013 (Commission File No. 333-190108). The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 1, each reflecting changes against the Registration Statement filed on July 24, 2013.

In addition, we are providing the following responses to your comment letter, dated August 9, 2013, regarding the Registration Statement (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below

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Securities and Exchange Commission	-2-	August 30, 2013

are based upon information provided to us by the Company. Page references in the text of this letter correspond to the pages of Amendment No. 1. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 1.

General

1.	We note that you are registering the 9.125% senior secured notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, we have filed a supplemental letter on behalf of the Registrants stating that the Registrants are registering the exchange offer in reliance on the Staff’s position contained in the Exxon, Morgan Stanley and Shearman & Sterling no-action letters and containing the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	We note that the capital stock of some of your subsidiaries has been provided as collateral for the Notes and that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Rule 3-16 or 3-10 of Regulation S-X. Please explain how your current disclosure enables holders of the Notes to understand how the Article 3-16 exclusion provision impacts their security interests. Please expand your disclosure to provide the following information so that noteholders can better understand the implication that the collateral cutback provision has on their security interest:

•

the name(s) of any subsidiary that as of the latest balance sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;

•	the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

•	how you determined the book value and fair value of each company and what the book value and fair value of each company is;

•

that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

•

that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Securities and Exchange Commission	-3-	August 30, 2013

We advise the Staff that as of June 29, 2013, the Notes were secured by pledges of (1) the capital stock of New Finance, a wholly owned direct subsidiary of the Company, (2) the sole limited liability company interest of Gentek Holdings, LLC (“GHLLC”), a wholly owned direct subsidiary of the Company, and (3) the capital stock of Gentek Building Products, Inc. (“GBP”), a wholly owned direct subsidiary of GHLLC (collectively, the “Pledged Securities”). New Finance has no operations, revenues or cash flows, and GHLLC has no assets or liabilities, other than its ownership of all of the outstanding capital stock of GBP. GBP is an operating subsidiary of the Company primarily engaged in manufacturing certain metal products for the Company’s business and also serves as the parent company for the Company’s Canadian subsidiaries, as further discussed below.

The Company determines the book value of the Pledged Securities by reference to the book value of the Company’s direct or indirect equity, as applicable, in New Finance, GHLLC and GBP (collectively, the “Subject Subsidiaries”), which is disclosed in Note 13 to the unaudited condensed consolidated financial statements included in Amendment No. 1. The book value of the capital stock of New Finance is zero, the book value of the limited liability company interest of GHLLC is $(48.6) million, and the book value of the capital stock of GBP is $(48.6) million. Thus, as of June 29, 2013, none of the Subject Subsidiaries has a book value of its Pledged Securities equaling 20% or more of the outstanding aggregate principal amount of the Notes of $830.0 million.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 24, 126 and 127. In addition, the Registrants have revised the disclosure on pages 24 and 127 to inform holders of Notes (“noteholders”) that if at any future time the trustee for the Notes attempts to enforce the pledge of the Pledged Securities and enforcement of the pledge is contested, the security interest held by the noteholders in the Pledged Securities could be significantly limited based on the book value or market value of the Pledged Securities at the applicable time, and that the subsidiaries, if any, impacted by the Rule 3-16 exclusion may change based on corresponding changes in the values of their Pledged Securities, as well as changes in the aggregate principal amount of the Notes outstanding.1

However, the Registrants have not attempted to determine and do not believe it is useful to investors or appropriate to attempt to determine and provide the requested disclosure regarding market (fair) value of the Pledged Securities, because the Registrants believe that such disclosure, in the context of the Registration Statement would, in contrast to the determination and disclosure regarding book value, be inherently abstract and subjective.

The Rule 3-16 exclusion would apply as a practical matter only in the context of a contested attempt by the trustee for the Notes to enforce the pledge of the Pledged Securities, in which case the fair market value of the Pledged Securities of each applicable subsidiary would be determined by a court in an applicable proceeding. The fair market value of the Pledged Securities of each Subject Subsidiary would depend on the relevant facts and law as applied by the court at the

[1]

While the Registrants have provided the requested disclosure regarding the book value of the Pledged Securities, the Registrants believe that the incremental value of the collateral in the Pledged Securities of GHLLC and GBP is not meaningful because the underlying assets of these entities have been separately pledged as collateral in favor of the noteholders, and, irrespective of the Rule 3-16 exclusion, the noteholders have the benefit of the guarantees of these entities. The Registrants also supplementally advise the Staff that as of June 29, 2013, none of the Subject Subsidiaries accounted for 20% or more of the Company’s consolidated net sales.

Securities and Exchange Commission	-4-	August 30, 2013

applicable time. The Registrants are not in a position to foresee what the relevant facts would be in the future or to predict, in the abstract, what determination a court would make in this regard in a fully briefed adversarial proceeding. A hypothetical determination of the fair market value of the Subject Subsidiaries today would also necessarily exclude the valuation impact that a court might place on situation-specific factors that cannot be anticipated today, such as the existence or lack thereof for potential buyers of all or portions of the Company’s business at the time of a proceeding to enforce the pledges, and the value that any such potential buyers would be willing to pay for all or portions of the Company’s business.

In addition, conventional approaches to valuation of enterprises are not well suited to determining a fair market value for individual subsidiaries of the Company, because the Company’s subsidiaries do not operate as standalone businesses or independent segments or lines of business. Instead, the Company’s business is conducted by the Company and its subsidiaries as an integrated whole. The Registrants believe that this presents an obstacle to determining a meaningful fair market value for its individual subsidiaries.

More concretely, New Finance was only formed for the purpose of serving as a co-issuer of the Notes and has no operations, revenues or cash flows, and GHLLC and GBP exist as a legacy of their separate existence at the time that the Company acquired the operations of Gentek. As a result, the Subject Subsidiaries are not operated on a standalone basis. In particular, the operations and financial results of GHLLC and GBP reflect the Company’s goals and strategies, which may vary from time to time, for optimizing manufacturing and supply chain efficiency, sourcing opportunities and liquidity and investment needs and opportunities.

As noted above, New Finance has no operations, revenues or cash flows, and GHLLC has no assets or liabilities, other than its ownership of all of the outstanding capital stock of GBP. GBP is an operating subsidiary of the Company primarily engaged in manufacturing certain metal products, selling these metal products to the Company’s direct sales channel and distributing these metal products to the company-operated supply centers and also serves as the parent company for the Company’s Canadian subsidiaries. The assets, liabilities and results of operations of GBP substantially depend on how the Company allocates assets, liabilities, revenues and expenses (including overhead) among GBP, the Company and the Company’s other subsidiaries and operations. GBP benefits from significant administrative and other overhead expenses that are incurred by the Company for the benefit of the enterprise as a whole. In general, the Company and its subsidiaries benefit in various ways from the fact that the Company’s consolidated operations are a large enterprise, which results in benefits such as flexibility in logistical and operational matters, as well as economies of scale with respect to costs of sales, marketing and other operating expenses. These benefits are not easily quantifiable in the aggregate or allocable among individual subsidiaries. Accordingly, any determination of fair market value for an individual subsidiary as a separate enterprise would be inherently subjective and abstract, because no subsidiary is operated as a separate enterprise.

For the reasons outlined above, the Registrants believe that determining and providing the requested disclosure regarding market (fair) value of each Subject Subsidiary’s Pledged Securities would not be meaningful to noteholders because (1) such a determination would be inherently subjective and hypothetical, because the subsidiaries are integrated into the Company’s overall operations, and (2) such a determination would not (because it could not possibly do so) address a range of critical, situation-specific factors that would apply in the only situation in which the Section 3-16 exclusion has practical significance—the situation where the trustee for the Notes attempts to enforce the pledge of the Pledged Securities and the enforcement is contested by another party. Indeed, because of these limitations on the utility of a hypothetical determination of market value of individual subsidiaries, the Registrants believe that disclosure regarding such a measure could give

Securities and Exchange Commission	-5-	August 30, 2013

investors a false sense of certainty regarding a determination that is inherently uncertain. Instead, in order to enable noteholders to better understand how the Rule 3-16 exclusion impacts their security interests, the Registrants have included revised disclosure on pages 24 and 127 that outlines the principal limitations in determining the market value of each subsidiary’s Pledged Securities and explains the future context in which the Rule 3-16 exclusion would have practical significance.

3.	Please address the above comments in your future Forms 10-K and 10-Q, as applicable.

The Registrants acknowledge the Staff’s comment and will address the comments included in the Comment Letter in future Forms 10-K and 10-Q, as applicable.

* * * * * * * * * *

Please do not hesitate to call William Brentani at (650) 251-5110 or Daniel Webb at (650) 251-5095 with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Sherry Haywood, Staff Attorney

Jeff Gordon, Staff Accountant

Lisa Etheredge, Staff Accountant

Associated Materials, LLC

AMH New Finance, Inc.

Jerry W. Burris

Enclosures

SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE: (650) 251-5002

August 30, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Associated Materials, LLC and AMH New Finance, Inc.
Registration Statement on Form S-4
File No. 333-190108

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Associated Materials, LLC and AMH New Finance, Inc. (the “Issuers”), we hereby transmit via EDGAR the following representations in connection with the Registration Statement (as amended, the “Registration Statement”) on Form S-4 filed on July 24, 2013 (File No. 333-190108) relating to the Issuers’ offer to exchange up to $100,000,000 aggregate principal amount of their 9.125% Senior Secured Notes due 2017 (the “Exchange Notes”) for their outstanding 9.125% Senior Secured Notes due 2017 (the “Private Notes”), which were issued and sold on May 1, 2013 without registration in reliance upon the exemptions provided by Rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). We are providing these representations on behalf of the Issuers in response to your request that we (1) provide you with a letter stating that the Issuers are registering the exchange offer in reliance on the position of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission enunciated in the Staff’s no-action letters to Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated,

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Securities and Exchange Commission	-2-	August 30, 2013

available June 5, 1991 (“Morgan Stanley”), and Shearman & Sterling, available July 2, 1993 (“Shearman & Sterling”), and (2) include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters in such letter.

Representations: The Issuers are registering the exchange offer on the Registration Statement in reliance on the position of the Staff enunciated in Exxon Capital, Morgan Stanley (regarding resales) and Shearman & Sterling (with respect to the participation of broker-dealers). The Issuers have authorized us to include the following representations to the Staff:

1.	The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuers’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Issuers will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	No broker-dealer has entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the Exchange Notes. The Issuers will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Issuers have also included in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must represent that the Private Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and must acknowledge that (i) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such Exchange Notes, and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and (ii) it has not entered into any arrangement or understanding with the Issuers or any of the Issuers’ affiliates to distribute the Exchange Notes.

* * * * * * * * * *

Securities and Exchange Commission	-3-	August 30, 2013

Please do not hesitate to call William Brentani at (650) 251-5110 or Daniel Webb at (650) 251-5095 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Sherry Haywood, Staff Attorney

Associated Materials, LLC

AMH New Finance, Inc.

Jerry W. Burris